Exhibit 99.2

GREAT PANTHER SILVER LIMITED

NOTICE OF ANNUAL GENERAL MEETING

AND

INFORMATION CIRCULAR

April 23, 2018

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

SHAREHOLDERS OF GREAT PANTHER SILVER LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Great Panther Silver Limited, please contact the Assistant Corporate Secretary at +1 604 608 1766.

GREAT PANTHER SILVER LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: +1 604 608 1766 / Facsimile: +1 604 608 1768

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the “Meeting”) of shareholders of GREAT PANTHER SILVER LIMITED (“Great Panther” or the “Company”) will be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Thursday, June 7, 2018, at 11:00 a.m. (Pacific Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2017 and the report of the auditor on those statements;
2.	to set the number of Directors at seven;
3.	to elect Directors of the Company to hold office until the close of the next annual general meeting;
4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the Directors to fix the auditor’s remuneration; and
5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice-and-Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Information Circular is available at www.greatpanther.com, at www.envisionreports.com/great-panther-AGM2018 and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone: +1 604 608 1766, toll free: +1 888 355 1766 or by fax: +1 604 608 1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular prior to the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than May 24, 2018.

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The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a Shareholder plans to attend the Meeting in person, we request that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is a non-registered Shareholder.

DATED at Vancouver, British Columbia, April 23, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett
Chair of the Board

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TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1	Termination and Change in Control Provisions	39
Solicitation of Proxies	1	Incremental Payments	41
Notice and Access Process	1	Director Compensation	42
		Stock Option Overhang, Dilution and Burn Rates	45
Appointment of Proxyholders	3	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	45
Voting by Proxyholder	3	Share Option Plan	46
Registered Shareholders	3	Omnibus Plan	48
Revocation of Registered Proxies	4	Equity Compensation Plan Information	50
Beneficial Shareholders (Non-Registered Shareholders)	4	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	50
Notice to Shareholders in the United States	5	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	50
Revocation of Non-Registered Proxies	5	ADDITIONAL INFORMATION	51
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	5	APPENDIX A	52
RECORD DATE AND VOTING SECURITIES	5
Record Date	5
Voting Securities	5
NUMBER OF AND ELECTION OF DIRECTORS	6
Majority Voting for Directors	6
Advance Notice Policy	7
Deceased Director	7
Nominees for Election	7
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	13
APPOINTMENT OF AUDITOR	13
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	14
General	14
Board of Directors	14
Position Descriptions	17
Orientation and Continuing Education	18
Ethical Business Conduct	19
Nomination of Directors	20
Assessments and Performance Reviews	21
NYSE American Corporate Governance Requirements	21
AUDIT COMMITTEE	22
STATEMENT OF EXECUTIVE COMPENSATION	22
Named Executive Officers	22
COMPENSATION DISCUSSION AND ANALYSIS	23
Annual Compensation Review Process	26
Peer Group	27
Base Salary	27
Short-term Incentive Plan for 2017	28
Long-term Incentive Plan	32
Benefits and Perquisites	33
Compensation Governance	34
Compensation Risk Management	34
Performance Graph	35
Summary Compensation Table	36
Incentive Plan Awards	37
Pension Plan Benefits	39
Retirement Plan Benefits	39

GREAT PANTHER SILVER LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: +1 604 608 1766 / Facsimile: +1 604 608 1768

INFORMATION CIRCULAR
(unless otherwise specified, information is as of April 17, 2018)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther Silver Limited (the “Company” or “Great Panther”) for use at the annual general meeting (the “Meeting”) of its Shareholders to be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Thursday, June 7, 2018, at 11:00 a.m. (Pacific Time), for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “we” and “our” refer to the Company. The “Board of Directors” or the “Board” refers to the board of directors of the Company. “Director” refers to a member of the Board of Directors of the Company. “Non-Employee Director” means any Director who is not also an officer or employee of the Company or of a related entity of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther Shareholders” and “Shareholders” refer to Shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means Shareholders of the Company who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The Board of Directors has approved the contents and distribution of this Information Circular.

All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of this Information Circular, but proxies may be solicited personally, by telephone or other means by Directors, officers and regular employees of the Company or by solicitation agents engaged by the Company. We have arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those Intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial Shareholders (collectively, the “Notice-and-Access Provisions”), which would allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

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The Notice-and-Access Provisions are a mechanism which allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs of the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders (as defined below), indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company a paper copy of those materials. This Information Circular has been posted in full at www.greatpanther.com, at www.envisionreports.com/Great-Panther-AGM2018 and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least forty days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explains how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

The Company is required to file a notification at least twenty-five days prior to the Record Date indicating its intent to use the Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any Intermediary unless such Shareholder specifically requests same.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone +1 604 608 1766, toll free: +1 888 355 1766 or by fax: +1 604 608 1768. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received by the Company no later than May 24, 2018.

All Shareholders may call +1 888 355 1766 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

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Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are Directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of Directors;
(b)	any amendment to or variation of any matter identified therein; and
(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy. However, under NYSE American Exchange (“NYSE American”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

If you are a Registered Shareholder (a Shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the Proxy, accompanying the Notice and Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;
(b)	using a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the proxy access number; or
(c)	using Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In all cases, ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

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Revocation of Registered Proxies

A shareholder who has given a proxy may revoke the proxy by:

(a)	signing a proxy with a later date and delivering it at the time and to the place noted above;
(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or
(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders (Non-Registered Shareholders)

Many Shareholders are “non-registered” Shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two (2) kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”), accompanying the Notice and Access notification from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are sent to both Registered and Non-Registered Owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a Non-Registered Owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Company (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

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If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Additionally, Great Panther may utilize Broadridge’s QuickVote TM service to assist shareholders with voting their shares.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Non-Registered Proxies

A Non-Registered Shareholder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Holder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a form of proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a Director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors.

RECORD DATE AND VOTING SECURITIES

Record Date

The Board has fixed April 17, 2018, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE American under the symbol “GPL”. As of April 17, 2018, there were 168,682,423 Common Shares issued and outstanding and no preferred shares issued and outstanding.

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Holders of Common Shares are entitled to one vote per Common Share at meetings of Shareholders. No group of Shareholders of the Company has the right to elect a specified number of Directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors - Nominees for Election”.

To the knowledge of the Directors and Executive Officers of the Company, there are currently no persons or companies who beneficially own or control, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at April 17, 2018.

NUMBER OF AND ELECTION OF DIRECTORS

The number of Directors was last fixed by Shareholders of the Company at six. At the Meeting, Shareholders will be asked to approve an ordinary resolution to fix the number of Directors at seven.

The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless the Director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each Director elected will hold office until immediately before the election of Directors at the next annual general meeting of Shareholders, or if no Director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy (the “Majority Voting Policy”) stipulating that if the votes in favour of the election of a nominee Director at a Shareholders’ meeting involving an uncontested Director election represent less than a majority of the shares voted and withheld, the nominee will submit his or her written resignation immediately after the meeting to the Board, to be effective upon acceptance by the Board. If such a Director refuses to tender his or her resignation subject to the Majority Voting Policy, such Director will not be nominated for election the following year. The Majority Voting Policy does not apply to any Shareholders’ meeting where the number of individuals nominated for election exceeds the number of Directors to be elected, including as a result of a proxy contest.

The Nominating and Corporate Governance Committee (the “NCGC”) shall consider the affected Director’s resignation and recommend to the Board whether or not to accept it. Any affected Director who tenders a resignation pursuant to this Majority Voting Policy will not participate in any meeting of the Board, the NCGC, or any other sub-committee of the Board at which such Director’s resignation is considered.

In its deliberations, the NCGC will consider any stated reasons why Shareholders “withheld” votes from the election of such affected Director, the length of service and the qualifications of the affected Director, the affected Director’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the NCGC considers relevant.

The Board will act on the NCGC’s recommendation within ninety days following the date of the applicable meeting and announce its decision by way of a news release (a copy of which will be provided to the Toronto Stock Exchange), after considering the factors considered by the NCGC and any other factors that the Board considers relevant. The Board will accept the resignation, except in situations where exceptional circumstances would warrant the affected Director continuing to serve on the Board. These exceptional circumstances are expected to meet a high threshold and do not include re-occurring events or an affected Director’s length of service, qualifications, attendance at meetings, experience or contributions to the Company. Exceptional circumstances may include non-compliance with corporate or securities law requirements as a result of the resignation, among other circumstances.

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The resignation will become effective upon acceptance by the Board. However, if the Board declines to accept the resignation, it must fully state the reasons for doing so in its news release. If the Board determines not to accept the resignation of an affected Director based on an exceptional circumstance, then the Board is expected to take active steps to resolve the exceptional circumstance for the following year. If the resignation is accepted, the Board may, in accordance with the BCA and the Company’s articles, appoint a new Director to fill any vacancy created by the resignation or reduce the size of the Board.

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a Shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/advance-notice-policy.pdf.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Deceased Director

Through a press release issued on February 22, 2018, the Company communicated the unfortunate passing of Mr. Kenneth William Major on February 21, 2018.

Nominees for Election

At the 2017 annual general and special meeting of shareholders held in June 2017, the Shareholders of the Company approved the setting of the number of Directors at six. Following the appointment of Mr. Bannantine as the new President and Chief Executive Officer of the Company in August 2017, the Board passed a resolution, as authorized by the Company’s bylaws, to increase the number of Directors to seven by adding Mr. Bannantine to the Board. The Board currently consists of six Directors as a result of Mr. Major’s passing, however, the Company proposes that Shareholders approve the setting of the number of Directors at seven in order to maintain the size of the Board prior to Mr. Major’s passing and has set forth seven nominees for election to the Board. Voting for the election of the seven nominee Directors will be conducted on an individual basis. Six of the seven nominees for election at the Meeting are currently Directors of Great Panther. The additional nominee is Mr. Jeffrey R. Mason who is currently acting as a Board advisor, has previously been a Director of the Company and is being nominated to fill the vacancy created by Mr. Major’s passing. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the date of this Information Circular, (a) the names of nominees for election as Directors and their residency, (b) all major offices and positions with the Company each one now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director of the Company, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, options, restricted share units (“RSUs”) or deferred share units (“DSUs”) credited to each nominee, (f) other current public board memberships and committees, and (g) Board and committee meeting attendance in the year ended December 31, 2017.

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The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company or has been extracted from insider reports filed by the respective nominees and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

Unless authority to do so with respect to one or more Directors is withheld and subject to NYSE American rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy (i) FOR the fixing of the number of Directors at seven, and (ii) FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

R.W. (BOB) GARNETT, CPA, CA, ICD.D
Richmond, BC, Canada Independent Director Director Since: May 3, 2011		Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he completed the Certified Directors Program with the Institute of Corporate Directors with the designation of ICD.D. In 2012, he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia, which appointment has been extended to 2018. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Garnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud based digital asset management software to many of the world’s leading brands. Mr. Garnett is also chair of the Audit Committee of Media Valet Inc. and has served as President of a world ranked golf facility located near Merritt, British Columbia from 2012 to 2015.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	100,000 187,083 Nil 41,500	Board (Chair)	13 of 13	100%
		Audit Committee	4 of 4	100%
		Human Resources and Compensation Committee	3 of 3	100%
		Safety, Health & Environment Committee (1)	1 of 1	100%
		Other Public Directorships (2)	Other Public Committee Appointments
		Media Valet Inc. (TSXV)	Audit Committee Chair Compensation Committee Corporate Governance Committee

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ROBERT A. ARCHER, P. Geo.
Okanagan Falls, BC, Canada Non-Independent Director Director Since: April 27, 2004		Mr. Archer has been a Director of the Company since 2004. He also served as President and Chief Executive Officer of the Company from April 2004 to July 2012 and from May 2013 to August 2017. Mr. Archer has a B.Sc. (Hons.) degree in Geology from Laurentian University in Ontario and is a registered Professional Geologist. He has more than 15 years of experience working with major mining companies including Newmont Exploration Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc. In the past 22 years, he has held various positions at the senior management level of junior exploration and producing companies. Mr. Archer also served as Chair of the Board of Directors and chair of the Audit Committee of Altair Gold Inc. from 2006 to 2014. Altair Gold Inc. is a junior gold exploration company. Mr. Archer was also the President and Chief Executive Officer and a Director of Cangold Limited, a junior mineral exploration company which was acquired by the Company on May 27, 2015. Since March 1, 2018, Mr. Archer has been a Director of Newrange Gold Corp., an exploration and development company focused on near to intermediate term gold production opportunities Since March 20, 2018, he has served as a Director of Prize Mining Corporation, a Calgary based junior mining issuer engaged in the acquisition, exploration and development of mining properties.
Securities Held on Record Date:		Board/Committee Membership	Attendance (3)
Common Shares: Stock Options: RSUs: DSUs:	1,566,455 2,189,000 58,300 2,100	Board	13 of 13	100%
		Safety, Health and Environment Committee	1 of 1	100%
		Other Public Directorships (2)	Other Public Committee Appointments
		Newrange Gold Corp. (TSXV) Prize Mining Corporation (TSXV)	None

JOHN JENNINGS, CFA
North Vancouver, BC, Canada Independent Director Director Since: June 28, 2012		Mr. Jennings is employed as Practice Lead, Director and Executive Search with WATSON Advisors Inc., a leading boutique focused on corporate governance and recruiting board directors and executive talent since October 2017. Previously, he was a Senior Client Partner with Korn Ferry International, a global organizational and people advisory firm and the world's largest provider of executive search from March 2012 to May 2017. Prior to that, his roles included executive leadership in real estate and in investment banking in Canada and the UK for twenty-six years. He earned a Master in Business Administration degree from London Business School, and a Bachelor of Science degree in Chemistry from Western University. He also holds the designation of Chartered Financial Analyst.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	60,000 169,166 Nil 20,800	Board	13 of 13	100%
		Audit Committee	4 of 4	100%
		Human Resources and Compensation Committee (Chair)	3 of 3	100%
		Nominating and Corporate Governance Committee	2 of 2	100%
		Other Public Directorships	Other Public Committee Appointments
		None	None

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W.J. (JAMES) MULLIN
Tulameen, BC, Canada Independent Director Director Since: August 6, 2013		Mr. Mullin is a retired Professional Engineer in the province of British Columbia. He is a graduate of Colorado School of Mines (Mining Engineering) and spent thirty-three years with Newmont Mining Corporation. After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain), he was appointed Vice President and General Manager of the operation. In 1989, he moved to Nevada where he managed several of Newmont's operations. His career culminated in the position of Senior Vice President of North American Operations. His responsibilities included the management of open pit and underground mines, and processing plants in Canada, the United States and Mexico. He retired from Newmont in 2001. Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites. Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings. During the six years prior to the date of this Information Circular he has acted as an independent consultant in the mining industry and owned and operated a mid-sized cattle ranch.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	26,639 307,000 Nil 20,800	Board	13 of 13	100%
		Human Resources and Compensation Committee	3 of 3	100%
		Nominating and Corporate Governance Committee (Chair)	2 of 2	100%
		Safety, Health and Environment Committee	2 of 2	100%
		Other Public Directorships	Other Public Committee Appointments
		None	None

ELISE REES, FCPA, FCA, ICD.D
Vancouver, BC, Canada Independent Director Director Since: April 12, 2017		Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as board chair, treasurer, and audit and finance committee chair. She currently sits on the boards of Enmax Corporation, EasyPark, and Westland Insurance, as well as the Greater Vancouver Board of Trade. Ms. Rees retired in June 2016 after a thirty-five-year career in professional accountancy. She spent eighteen years as a partner with Ernst & Young, LLP with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries with specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution. Ms. Rees has been recognized for her leadership with the designation of Fellow Chartered Professional Accountant (“FCPA”) and Fellow Chartered Accountant (“FCA”) in 2010; Community Builder Award, Association of Women in Finance (2012); Influential Woman in Business Award (2007); and the Ernst & Young Rosemarie Meschi Award for Advancing Gender Diversity (2007). She was also recognized as one of the Top 100 Most Powerful Women in Canada in 2015 by Women’s Executive Network. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.
Securities Held on Record Date:		Board/Committee Membership	Attendance (4)
Common Shares: Stock Options: RSUs: DSUs:	Nil Nil Nil 33,400	Board	8 of 8	100%
		Audit Committee	3 of 3	100%
		Other Public Directorships	Other Public Committee Appointments
		None	None

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JAMES M. (JIM) BANNANTINE, PE, MBA
Vancouver, BC, Canada President & Chief Executive Officer, and Non-Independent Director Director Since: August 16, 2017		Mr. Bannantine has more than twenty years' experience in senior management level roles in both private and public companies spanning several industries. Before joining Great Panther Silver, Mr. Bannantine served as President and Chief Executive Officer of Aura Minerals Inc., a mid-tier gold and copper production company focused on the development and operation of gold and base metal projects in the Americas, for six years. He was also the co-founder and Managing Partner of Atlantic Capital Group for five years. Prior to Atlantic Capital Group, Mr. Bannantine had served as President and Chief Operating Officer of Broadwing Corporation for four years and held several positions over ten years at Enron Corporation culminating as CEO of Enron South America. He holds a Master of Business Administration from the Wharton School of the University of Pennsylvania and a Bachelor of Science, Mechanical Engineering concentration, from West Point. He is a licensed Professional Engineer, fluent in Spanish and Portuguese, and has served twelve years in the US Army Corps of Engineers.
Securities Held on Record Date:		Board/Committee Membership	Attendance (5)
Common Shares: Stock Options: RSUs: DSUs:	Nil 38,000 243,500 Nil	Board	4 of 4	100%
		Other Public Directorships	Other Public Committee Appointments
		None	None

JEFFREY R. MASON, B Com., CPA, ICD.D
Vancouver, BC, Canada Independent Director Director from: May 6, 2014 until June 8, 2017	Mr. Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. Over the past 25 years he served on over 20 public company’s boards. He is experienced in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa. In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category). He also worked for 15 years for the Hunter Dickinson group, where he performed a variety of roles including Principal, Chief Financial Officer and Corporate Secretary. Mr. Mason served as Director and Audit Chair for 8 years at Coastal Contacts Inc. (sold to Essilor International in 2014). He began his career with Deloitte LLP as a Chartered Accountant, followed by 8 years at Homestake Mining Company (merged with Barrick Gold Corporation) and also served as Chief Financial Officer of Wellgreen Platinum Ltd. from 2012 to 2016. Mr. Mason also sits as an independent board member of 1 TSX company and 3 TSX Venture Exchange listed issuers, one of which is inactive. Although the activity levels of these TSX Venture Exchange issuers is limited relative the Company, Mr. Mason’s independent directorship of these Venture companies provides the benefits of his years of public company experience to guide their development. The balance of Mr. Mason’s professional activities is spent providing financial and operations advisory consulting services, including as an advisor to the Company’s Board since June 2017.

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Securities Held on Record Date:		Board/Committee Membership	Attendance (6)
Common Shares: Stock Options: RSUs: DSUs:	35,400 198,500 20,800 Nil	Board	6 of 7 (7)	86%
		Audit Committee	2 of 2	100%
		Safety, Health & Environment	0 of 1	0%
		Other Public Directorships (2) (8)	Other Public Committee Appointments
		Hut 8 Mining Corp. (TSXV) Libero Copper Corporation (TSXV) Red Eagle Mining Corporation (TSX) Torq Resources Inc. (TSXV)	Audit Committee Chair (for all companies listed on the left) Lead Independent Director (Hut 8 Mining Corp.)

Notes to this section:

(1)	Mr. Garnett was appointed a member of the Safety, Health & Environment Committee effective June 8, 2017.
(2)	TSXV means the TSX Venture Exchange.
(3)	Mr. Archer was appointed a member of the Safety, Health & Environment Committee effective October 29, 2017.
(4)	Ms. Rees was appointed as Director effective April 12, 2017 and a member of the Audit Committee effective June 8, 2017.
(5)	Mr. Bannantine was appointed as President, Chief Executive Officer of the Company and Director effective August 16, 2017.
(6)	Mr. Mason ceased to be a Director of the Company on June 8, 2017.
(7)	Due to a prior engagement, Mr. Mason could only attend a portion of the Board meeting on January 27, 2017 by teleconference. As the nature of the meeting was only informational and no resolutions were passed it was decided that notice of meeting would not be changed to accommodate a full quorum. In addition to his partial attendance by teleconference, Mr. Mason also scheduled a call with the CFO and Corporate Secretary of the Company to obtain a full briefing and further conferred with the other Directors about the meeting.
(8)	TSX means the Toronto Stock Exchange.

Summary of Directors’ Qualifications and Expertise

The NCGC has determined that the seven Director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities:

	R.W. (Bob) Garnett	James m. (jim) Bannantine	Robert A. Archer	John Jennings	W.J. (James) Mullin	Elise Rees	Jeffrey R. Mason
Strategic Leadership	✓	✓	✓	✓	✓	✓	✓
Industry Experience	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓		✓	✓
Board Experience / Governance	✓	✓	✓	✓	✓	✓	✓
Human Resources & Compensation	✓	✓	✓	✓	✓	✓	✓
Health, Safety & Environmental	✓	✓	✓		✓		✓
Operations	✓	✓	✓	✓	✓		✓
Mergers & Acquisitions / Investment	✓	✓	✓	✓	✓	✓	✓
International Business	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓

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Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within the last ten years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)	while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Mr. Mason was a director since March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director since September 2016 of certain of its wholly-owned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington company, but not, nor ever a director of Shoeme Technologies Limited, a Canadian Federal private company (together the “Shoes Private Companies”). In September 2016, following the resignation of the prior CFO, Mr. Mason assumed the role of interim CFO of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim CFO and director of the Shoes Private Companies in February 2017.

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, located at 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of Shareholders, at a remuneration to be fixed by the Directors.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of Shareholders and the authorization of the Directors to fix the remuneration of the auditor.

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The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year ended December 31, 2017 ($)	Year ended December 31, 2016 ($)
Audit Fees (1)	380,700	440,500
Audit-Related Fees	Nil	Nil
Tax Fees (2)	20,500	16,500
All Other Fees	Nil	Nil

Notes:

(1)	“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements, internal control over financial reporting and the reviews of the Company’s condensed interim consolidated financial statements. Audit Fees in 2016 also include fees of $126,800 associated with the review of other public filings that contain financial information of the Company, namely a short form base shelf prospectus and prospectus supplements related to financing activities completed by the Company.
(2)	“Tax Fees” include fees for the preparation of the Company’s corporation income tax return and related tax filings.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by, and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and Shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at http://www.greatpanther.com/corporate/corporate-governance/:

(a)	Code of Business Conduct and Ethics; and
(b)	Whistle Blower Policy.

The following disclosure has been prepared under the direction of the NCGC and has been approved by the Board.

Board of Directors

Independence of the Board

The Board of the Company facilitates its exercise of independent supervision over management by ensuring representation on the Board by Directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The independence of the Directors is outlined on the “Nominees for Election” section of this Information Circular. A majority of the Directors are independent, including the Chair of the Board. Currently, two Directors, James M. (Jim) Bannantine, President and CEO of the Company and Robert A. Archer, former President and CEO of the Company, are not independent.

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Diversity and Gender Equality

Even though the Board has not yet adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to generally promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent. Directors are recruited and promoted based upon their qualifications, abilities and contributions. In 2017, the Board identified and nominated Ms. Rees, who is an experienced director, having served on the boards of several for-profit and not-for profit organizations. Having completed a 35-year career in professional accountancy, she brings extensive experience in acquisitions, mergers and corporate reorganizations across a wide range of industries, including mining, energy, infrastructure, construction, real estate, retail and distribution and a valuable variety of skill sets to the Board.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;
•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed.

The Board monitors the Company’s adherence to these principles.

Though the Company does not currently have any female executive officers, it benefits from the service of women, including at the senior management level. The Company has not adopted any targets for the number of women in executive officer positions but intends to have at least one female candidate for any new executive officer position. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.

Committee Composition

There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources and Compensation Committee (“HRCC”), (c) the Nominating and Corporate Governance Committee (“NCGC”) and (d) the Safety, Health and Environment Committee (“SHEC”). The Audit Committee, the HRCC and the NCGC are comprised solely of Independent Directors.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone is acceptable in appropriate circumstances. Where a Director’s absence from a meeting is unavoidable, the Director is expected to contact the Chair, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The attendance of Directors at meetings of the Board and each Committee during the year ended December 31, 2017 is detailed on the “Nominees for Election” section of this Information Circular.

The Independent Directors hold regularly scheduled meetings at which Non-Independent Directors and members of management do not attend. The Board holds in-camera meetings which are attended only by the Independent Directors regularly as part of Board meetings and Audit Committee meetings. During the fiscal year ended December 31, 2017, the Independent Directors held ten in-camera meetings in conjunction with each Board meeting held in the year. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other Independent Directors, as guests, and the Company’s auditors.

15

The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. The HRCC meets as often as deemed necessary but will meet at least three times per year. Other Board committees hold regular meetings throughout the year as required but will meet at least once annually.

Mandate and Charters

The Board has developed and approved a written mandate for the Board (“Board Mandate”) and formal charters for each Committee. A copy of the Board Mandate is attached to this Information Circular as Appendix A. Copies of the Committee charters can be found on the Company’s website at http://www.greatpanther.com/corporate/corporate-governance/. Summaries of the Board Mandate and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The Directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board has adopted a Board Mandate, the principles of which define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each Director in letter and spirit. Each Director will execute his or her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	Strategic planning, including:
°	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;
°	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
°	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
°	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and
°	approval of material acquisitions and divestitures.
•	Financial and corporate matters, including:
°	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
°	approval of financings and the incurrence of material debt outside the ordinary course of business; and
°	approval of commencement or settlement of material litigation.
•	Business and risk management, including:
°	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;
°	approval of any plans to hedge sales; and
°	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems.
•	Policies and procedures, including:
°	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;
°	approving and acting as guardian of the Company’s corporate values; and
°	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

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Audit Committee Charter

The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws. The Audit Committee’s role is to support the Board in meeting its responsibilities to Shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-audit-committee.pdf. During 2017, the Audit Committee met four times.

The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor.

Human Resources and Compensation Committee Charter

The role of the HRCC includes evaluating the performance of the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer. The HRCC also approves all compensation for Executive Officers and Directors, recommends compensation plans, including equity-based compensation plans to the Board, and performs an annual review of the Company’s benefits plans. The full text of the HRCC Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-the-human-resources-compensation-

committee.pdf. During 2017, the HRCC met three times.

Nominating and Corporate Governance Committee Charter

The NCGC enhances the Company’s performance by developing and recommending governance principles and by assisting the Company in discharging its corporate governance responsibilities under the applicable law. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. As part of its mandate, the NCGC, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for Directors, recommends nominees for election as Directors and for appointment to committees, and reviews and monitors orientation and education of Directors. The full text of the NCGC Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-the-nominating-and-corporate-governance-committee.pdf. During 2017, the NCGC met two times.

Safety, Health and Environment Committee Charter

The role of the SHEC is to assist the Board in the review, monitoring, and oversight of the Company’s Safety, Health and Environmental policies and regulatory compliance obligations. It is the responsibility of this committee to review and make recommendations with respect to the safety and health plan, including corporate occupational health and safety policies and procedures, and safety and health compliance issues. The SHEC must satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the safety and health field and evaluates the impact on the Company. The full text of the SHEC Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-the-safety-health-environment-committee.pdf. During 2017, the SHEC met two times.

Position Descriptions

Written position descriptions have been developed for the President and Chief Executive Officer, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the President and Chief Executive Officer, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles.

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Orientation and Continuing Education

The NCGC is responsible for establishing and monitoring the orientation and continuing education of Directors. When new Directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of Directors. Board meetings also include presentations by the Company’s management and employees to give the Directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each Director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides Directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board.

The following table provides details regarding continuing education of Directors during the year ended December 31, 2017:

Name	Course / Event
R.W. (Bob) Garnett, CPA, CA, ICD.D

ICD courses:

Director Education

Board Oversight of Major Capital Projects

CPABC course: Tax Planning

ICD event: Director’s Forum

Korn Ferry course: Where Boards Need More Involvement

Kwantlen course: Cyber Security

CCAT courses:

Administrative Decision Making

Procedural Fairness

Questions of Ethics

Tribunal Decision Making

The Standard of Reviews

Administrative Law Update

Tribunal Processes and Efficiencies

GVBoT course: Whistleblower Best Practices

Guanajuato Mine Complex site visit, Mexico

Robert A. Archer, P. Geo.	BMO Global Metals & Mining Conference 2017 PDAC International Convention Guanajuato Mine Complex site visit, Mexico Coricancha Mine site visit, Peru Other site visits in Peru and Mexico
John Jennings, CFA

ICD courses:

CEO - Board Chair Relationship

Social License - Who Defines It?

Shareholder Activism - What Directors need to Know

How to Construct Your Board

Culture in the Boardroom - Fostering Emotional Intelligence

Board Oversight of Major Capital Projects

WATSON Advisors course: Governing with Intention

Guanajuato Mine Complex site visit, Mexico

W.J. (James) Mullin	Guanajuato Mine Complex site visit, Mexico

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Name	Course / Event
Elise Rees, FCPA, FCA, ICD.D

GVBoT event: Endelman Trust Barometer

CPA Canada course: Corporate Social Responsibility and Ethics

KPMG Mining Industry Annual Conference

Ernst & Young LLP Corporate Governance and Regulatory Update Conference

Guanajuato Mine Complex site visit, Mexico

Harvard Business School led course: New Horizons on Change Management

James M. (Jim) Bannantine, PE, MBA	Denver Gold Forum 2017 PDAC International Convention
Jeffrey R. Mason, B Com, CPA, ICD.D

CPA Canada courses:

Key Performance Indicators: Getting Them Right

Extractive Sector Transparency Measures Act

Financial Reporting Insights and Update from the Ontario Securities Commission

Canadian Public Company Reporting Update Q2 2017

Canadian Public Company Reporting Update Q3 2017

Canadian Public Company Reporting Update Q4 2017

Are Your Conversations Building Trust?

Trending in Tax, Update on Proposals Targeting Private Corporations

Understanding Fraud and How to Protect Against It

Accounting for Leases

Planning and Sustaining Your Capacity

Exposure Drafts: Redeemable Shares and Financial Instruments

Guanajuato Mine Complex site visit, Mexico

Acronyms used in this table:

CCAT - Council of Canadian Administrative Tribunals

CPA Canada - Chartered Professional Accountants Canada

CPABC - Chartered Professional Accountants British Columbia

ICD - Institute of Corporate Directors

GVBoT - Greater Vancouver Board of Trade

PDAC - Prospectors & Developers Association of Canada

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to its Directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/code-of-business-conduct-ethics.pdf. In addition, the Board has found that fiduciary duties placed on individual Directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual Director’s participation in decisions of the Board in which the Director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company. On December 7, 2017, the Company reviewed and updated the Code for best practices.

The NCGC oversees compliance with the Code and Mr. Garnett, the independent Chair of the Board, is the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board.

Training on the Code for Directors, officers and employees is conducted on an ongoing basis. To ensure familiarity with the Code, Directors, officers and employees are required to read the Code and sign a compliance certificate annually.

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The Code states that the Company’s Directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement that the Director or Executive Officer should have in respect of the transaction or agreement. All Directors and Executive Officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a Director, officer or employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the Director’s, officer’s or employee’s motivation or the proper performance of his or her job.

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about the Code or a business practice. The Code provides that each Director, officer and employee is personally responsible for, and has a duty to report violations or suspected violations of the Code to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code or any law or regulation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or a business practice.

The Company has also adopted a whistleblower policy and reporting system (the “Whistleblower Policy”) which is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/whistle-blower-policy.pdf. The Whistleblower Policy was last updated and approved on December 7, 2017 and complements the Code. The Code and Whistleblower Policy provide a mechanism for Directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or Human Resources, but if, for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide an immediate notice to the Business Ethics Officer and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NCGC recommends the six continuing Directors for election this year and the election of Mr. Jeffrey R. Mason. The Board considers that the increase from six to seven Directors will better enable the Company to ensure that the Board has the requisite experience, qualification, independence, and diversity and is able to provide strong leadership and direction for the Company.

The NCGC was composed of Messrs. Mullin, Major and Jennings until February 2018, all of whom were Independent Directors. In order to fill the vacancy left by Mr. Major’s passing, the Board anticipates it will appoint a new member to the NCGC at its Board meeting to be held following the completion of the Meeting. The mandate of the NCGC includes identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees. It also extends to evaluating the qualifications and independence of each member of the Board and its committees and recommending to the Board any appropriate changes in the composition of the Board and any of its committees.

In fulfilling its mandate, the NCGC, among other things: identifies and evaluates individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees; selects, or recommends that the Board select, Nominees for election at the annual meeting of the Shareholders of the Company; evaluates any individuals nominated for election as Directors of the Company by the Shareholders of the Company; and retains a search firm to assist the NCGC in identifying, screening and attracting Nominees, if necessary.

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Assessments and Performance Reviews

The Board monitors the adequacy of information given to Directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The NCGC oversees an annual formal assessment of the Board, its committees, and the individual Directors. The Board has also undertaken formal Director peer reviews utilizing a third-party professional. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

NYSE American Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE American (formerly known as NYSE MKT), and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE American LLC Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE American LLC Company Guide recommends that the quorum for meetings of Shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of Shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, Shareholders.

Section 713 of the NYSE American LLC Company Guide requires that the Company obtain the approval of its Shareholders for share issuances equal to 20% or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (the TSX) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American Shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American. In addition to having a separate Audit Committee, the Company’s Board has established a separately-designated HRCC that materially meets the requirements for a compensation committee under section 805 of the NYSE American LLC Company Guide, as currently in force.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

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a)	Board Meetings

Section 802(c) of the NYSE American LLC Company Guide requires that the Board hold meetings on at least a quarterly basis. The Board is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

b)	Solicitation of Proxies

NYSE American requires the solicitation of proxies and delivery of proxy statements for all Shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices - Mandates and Charters - Audit Committee Charter”, information about the Audit Committee, as well as a copy of its Charter, are included in the Annual Information Form (the “AIF”) which was filed under the Company’s profile on SEDAR at www.sedar.com on March 29, 2018, under the heading “Audit Committee Information”. A copy of the AIF is available upon request from the Company’s Investor Relations Department at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number +1 604 608 1766, toll free: +1 888 355 1766, fax number +1 604 608 1768, or email info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(c)	“COO” of the Company means each individual who served as Chief Operating Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(d)	“Executive Officer(s)” means the legally appointed executive officers of the Company which consist of the CEO, the CFO, the COO and the Vice President, Exploration; and,
(e)	“Named Executive Officers” or “NEOs” means (i) CEO, (ii) CFO, (iii) each of the three most highly compensated Executive Officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an Executive Officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

During the financial year ended December 31, 2017, the following individuals were NEOs of the Company:

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Name	Title	Notes
Robert A. Archer	President and CEO (“CEO”)	from January 1st, 2017 to August 15, 2017
James M. (Jim) Bannantine	President and CEO (“CEO”)	from August 16, 2017
Jim A. Zadra	Chief Financial Officer and Corporate Secretary (“CFO”)
Ali Soltani	Chief Operating Officer (“COO”)
Matthew C. Wunder	Vice President, Exploration (“VP Exploration”)	from May 23, 2017
Samuel Mah (1)	Vice President, Corporate Development (“VP Corporate Development”)	from April 3, 2017

Note:

(1)	Mr. Mah is not an Executive Officer of the Company but qualifies as a NEO under (e)(iii) above.

COMPENSATION DISCUSSION AND ANALYSIS

Below are some of the key aspects of the Company’s executive compensation plan that are in place to ensure good governance:

Pay for performance - 63% of CEO Total Direct Compensation (as defined in the graphic below) is variable and at-risk through the annual incentive and share option grants. The average percentage for the other NEOs is 50%.

Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for Shareholders.

Annual review of peer group - The HRCC annually reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations.

Cap on short-term incentive payouts - Payouts under the short-term incentive plan are capped for all Executive Officers at 200% of Target, and at 150% of target for NEOs who are not Executive Officers.

Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for Great Panther’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

Modest benefits and perquisites - Benefits and perquisites are set at competitive levels but represent a small part of total NEO compensation.

Review of compensation risk - The HRCC monitors the risk inherent within its compensation plan to ensure the plan does not encourage excessive risk-taking. To the date of this Information Circular, the Company has not identified any risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employment agreements - The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at Great Panther, Under the terms of each NEO’s employment agreements, each NEO has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation. The following provides information on compensation and benefits for each NEO. Termination benefits for each NEO are summarized under the heading “Termination and Change in Control Provisions”.

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Independent advice - The HRCC has engaged an independent advisor, Global Governance Advisors (“GGA”), to advise it on compensation and governance matters.

No share option repricing - Share options are not allowed to be repriced under the Share Option Plan or the Omnibus Plan, as each defined below.

No excessive severance obligations - NEO severance obligations are capped at no higher than twenty-four months.

No hedging of share-based compensation - The Company has a policy restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in market value in share options or any other share-based compensation.

The Company’s Executive Officers participate in executive compensation decisions by making recommendations to the HRCC regarding (a) Executive Officer base salary, annual short-term and long-term incentive awards; (b) annual and long-term quantitative and qualitative goals and objectives for the Executive Officers; and (c) recommendations to amend short-term and long-term incentive plans, as necessary.

The HRCC reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

The following executive compensation principles guide the HRCC in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation plan:

•	Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to Shareholders;
•	Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;
•	Incentive compensation should account for the Company’s commodity-based cyclical business environment in which metal price volatility can have a significant impact on financial and some operating metrics. Incentive compensation plans should not be designed to derive benefit from unexpected fluctuations in metal prices and instead focus on operating and financial performance measures that are more independent of the effect of unexpected movements in metal prices; and
•	Compensation plans should align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.

The Company’s executive compensation plan is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term. Executive Officer and non-executive NEO compensation includes base salary and benefits, payments under the Company’s Short-term Incentive Plan (the “STIP”) and awards under the Company’s Long-term Incentive Plan (the “LTIP”) which provides for share options, RSUs and Performance Share Units (“PSUs”). However, Executive Officers have a higher portion of their compensation composed of variable incentives tied to corporate performance (STIP and LTIP). Salaries are a base level of compensation designed to attract and retain executives and employees with the appropriate skills and experience. STIP payments are designed to reward for the achievement of short-term corporate objectives (generally one year) and individual contribution towards achieving those objectives, while LTIP awards are designed to provide incentives to increase Shareholder value over the longer-term and thereby better align executive compensation with the interests of Shareholders.

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Each element of executive compensation is carefully considered by the HRCC to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Company’s goals and objectives.

To emphasize a pay-for-performance philosophy at Great Panther, Total Direct Compensation is heavily weighted towards “at risk” compensation in the form of the STIP and LTIP awards. As shown below, a significant portion of the CEO’s and NEO’s Target Total Direct Compensation, 63% and 50%, respectively, is at risk and tied to annual and long-term performance.

Note: the NEO target compensation mix graph does not include the CEO target compensation mix.

During 2017, the HRCC retained GGA to provide independent compensation and governance advice to the HRCC and to the Board. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA is retained to review the compensation and governance for the Company’s Executive Officers and Directors, which may include, in any particular year, the evaluation of:

•	the Company’s overall executive and Director compensation philosophy, objectives and approach;
•	the competitiveness of executive and Director compensation levels - including benefits and perquisites;
•	the appropriateness of the Company’s short and long-term incentive plans;

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•	executive and Director succession planning;
•	required public disclosure as it relates to executive and Director compensation; and
•	any other compensation and governance requests made by the HRCC.

During 2017, GGA was specifically asked by the HRCC to:

•	Conduct stress testing and review drafts of the Company’s proposed Omnibus Plan, as defined below;
•	Review the Company’s 2017 management information circular, detailing compensation for the year ended December 31, 2016;
•	Provide advice and assistance as it related to the special ad-hoc CEO Selection & Transition Committee formed to work on the identification and selection of a new CEO to succeed the Company’s former CEO, Mr. Archer;
•	Review Great Panther’s current long-term incentive and benefits practices; and
•	Provide advice and assistance as it relates to the development of a Performance Share Unit (“PSU”) plan design, which is expected to be finalized during 2018.

The HRCC chose to not conduct as detailed of a review of executive and Director compensation levels during 2017 when compared to 2016, given changes at the NEO level, which included the hiring of a new CEO, VP Exploration and VP Corporate Development as well as the retirement of Great Panther’s former CEO. The HRCC still followed a similar approach internally to the one outlined below under “Annual Compensation Review Process” in reviewing compensation. This approach also considered data from GGA’s global mining compensation database for companies of similar size to Great Panther from a total assets perspective as well as the performance of the Company to finalize compensation for 2017.

The table below outlines the fees paid for GGA's services in 2017 as well as 2016 when a more detailed review of executive and Director compensation was performed.

Year	Executive Compensation Related Fees ($)	All Other Fees ($)
2017	28,308	Nil
2016	61,533	Nil

The HRCC reviews all fees and the terms of consulting services provided by its independent compensation consultant.

Based on this review, the Company has maintained the following general principles in determining its executive and Director total compensation plans for the year ended December 31, 2017:

Annual Compensation Review Process

The HRCC follows an annual compensation review process, working in collaboration with its independent compensation advisor, GGA. The process includes the following key steps:

1.	Review and validate the Compensation Philosophy;
2.	Review and validate the peer group;
3.	Detailed Executive Compensation Review;
4.	Detailed review of performance metrics and determination of incentive awards; and
5.	Establish performance metrics for following fiscal year.

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Peer Group

The Company uses the following criteria when determining appropriate comparators for compensation benchmarking purposes:

•	Companies of a similar (0.5x to 2x) size to Great Panther, mostly from a total assets perspective, but also taking into account other factors such as market capitalization and revenue;
•	Companies that are operational in nature (not just an exploration company);
•	Companies that have multiple mine sites that they are either operating or exploring;
•	Companies that operate in a similar geography (i.e. Mexico/South America);
•	Companies that have underground mine sites; and
•	Companies that produce similar metals to Great Panther (i.e. silver, gold and/or other precious metals).

The peer group defines the competitive market, which Great Panther uses to guide executive compensation design and pay levels.

The custom peer group based on the criteria listed above is:

2017 Peer Group for Great Panther Silver Limited
Americas Silver Corporation	Fortuna Silver Mines Inc.	Primero Mining Corp.
Argonaut Gold Inc.	Gran Colombia Gold Corp.	Santacruz Silver Mining Ltd.
Avino Silver & Gold Mines Ltd.	IMPACT Silver Corp.	Sierra Metals Inc.
Endeavour Silver Corp.	Mandalay Resources Corp.	Silvercorp Metals Inc.
Excellon Resources Inc.	Orosur Mining Inc.	Trevali Mining Corporation

In addition to the custom peer group, for additional context, the Company evaluates global mining industry data for companies of a similar size from a Total Assets perspective from GGA’s Global Mining compensation database.

Base Salary

Executive Officer base salary is intended to remunerate the Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each Executive Officer is determined by the Board based on an assessment by the HRCC of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the HRCC also considers the particular skills and experience of the individual. A final determination on base salary, is made by the Board, in its sole discretion, based on the recommendations of the HRCC and its knowledge of the industry and geographic markets in which the Company operates. While the Executive Officers may provide their recommendation to the HRCC on Executive Officer annual base salaries, the HRCC and the Board make the final determination. The base salaries of the CFO and COO were increased by 3.3% effective January 1, 2017. There were no other increases in the base salaries of the NEOs during 2017.

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Named Executive Officer (Position)	Base Salary Paid During the Year ($)
Robert A. Archer (CEO from January 1st, 2017 to August 15, 2017, and transitional support to September 30, 2017)	356,250
James M. (Jim) Bannantine (CEO from August 16, 2017) (1) (5)	178,352
Jim A. Zadra (CFO)	300,000
Ali Soltani (COO) (2)	402,566
Matthew C. Wunder (VP Exploration from May 23, 2017) (3) (5)	151,910
Samuel Mah (VP Corporate Development from April 3, 2017) (4) (5)	161,250

Notes:

(1)	Mr. Bannantine annual base salary for the year 2017 was $475,000.
(2)	Mr. Soltani’s base salary is paid in US dollars at a rate of US$310,000 per annum. The amount in the table above is presented in Canadian dollars using an average exchange rate of US$1.00 = $1.2986.
(3)	Mr. Wunder annual base salary for the year 2017 was $250,000.
(4)	Mr. Mah annual base salary for the year 2017 was $215,000. Mr. Mah is not an Executive Officer but qualifies as an NEO as defined above.
(5)	Employment with the Company commenced as the date noted.

Short-term Incentive Plan for 2017

The Company’s STIP is designed to reward management for achieving certain strategic objectives and milestones. The Board will consider executive incentive compensation dependent on the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of STIP payments. STIP payments, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. STIP payments are reviewed and approved by the HRCC to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

The STIP determines annual incentive compensation with specific targets and objectives recommended by the HRCC and approved by the Board. Under the STIP, employees of the Company are grouped into different categories, each with a different target award opportunity and percentage allocation of corporate versus individual goals. Incentive compensation for the employees is directly tied to the achievement of corporate objectives as well as the achievement of individual goals. The purpose of the STIP is to align individual contributions with corporate objectives, incentivize the achievement of key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational success of the Company. During 2017, the HRCC recommended and the Board approved the STIP corporate objectives and a second set of objectives for the Senior Executive Team (“SET”), composed of the CEO, the CFO, the COO, the VP Exploration and the VP Operations, Mexico. In the first quarter of 2018 the HRCC also reviewed and evaluated the achievement of these objectives and recommended the approval of the evaluations to the Board.

The STIP payments to the NEOs who are Executive Officers and/or part of the SET are based on a formula considering corporate objectives, SET objectives and individual objectives, weighted 60%, 20% and 20%, respectively. The STIP payment to the NEO who is not an Executive Officer is based on a formula considering corporate objectives and individual objectives, weighted 50% each. The individual objectives are both quantitative and qualitative in nature and support the achievement of overall corporate objectives. The corporate objectives include an overarching safety objective to underscore the importance of maintaining an organization that values safe operations.

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The following table provides the mix of Corporate, SET and individual objectives used in the STIP payment determination, and the target award and ranges.

	CEO (%)	COO & CFO (%)	VP Exploration (%)	VP Operations, Mexico (%)	VP Corporate Development (%)
Target STIP (% of Base Salary)	75	35	30	30	25
STIP Award Range (% of Salary)	0-150	0-70	0-60	0-60	0-37.5
Weighting of Corporate Objectives	60	60	60	60	50
Weighting of SET Objectives	20	20	20	20	N/A
Weighting of Individual Objectives	20	20	20	20	50

The achievement of corporate objectives may range from 0% to 200% for the SET depending on the specific goals and actual performance relative to the target, while the HRCC may also include bonus achievement rewards relative to unforeseen matters or specific accomplishments. The result of each corporate objective is multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations, to determinate an overall percentage achievement for the corporate objectives with the STIP (not to exceed the 200% range in the case of a member of the SET, and 150% for others).

The final STIP payment for each NEO (who is also part of the SET) is computed as follows:

(1)	Adjusted by a safety record multiplier of 0.5 - 1.5, while maintaining cap of 200%.
(2)	60%/20%/20% weighting applies to Executive Officers.
(3)	SET objectives apply only to Executive Officers. The NEO who is not an Executive Officer is weighted 50%/50% based on corporate objectives and individual objectives.
(4)	Range of score for individual objectives for the NEO who is not part of the SET is 0-100%.

The following table describes the corporate objectives for the purposes of the 2017 STIP, as well as the final evaluation of the achievement of each corporate objective:

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Metric	Measurement	Min. (%)	Target Weighting (%)	Max. (%)	Achievement (%)
Metal Production and Adjusted Free Cash Flow (“FCF”) (1)	Actual metal production compared to budget with additional target for FCF. Payment of Maximum payout required 5% better than budget on production (i.e. 4.42 million Ag eq oz) and 5% better than budget on Adjusted FCF (i.e. $4.79 million). Payment of Minimum payout would result if worse than 10% below budget on both metrics (i.e. 3.79 million Ag eq oz and $4.10 million, respectively). Actual production was 3.98 million. Actual FCF exceeded maximum but full credit was not granted due to the benefit of the realization of more favourable metal prices and foreign exchange rates.	0	30	60	15
Resources and Life of Mine	Maintain or increase resources at the Company’s Guanajuato Mine Complex (“GMC”). Target award for maintaining resources and every 600,000 oz increase or decrease in M&I resources at GMC adds or subtracts 3% from Target. Maximum was achieved.	0	30	60	60
Cash cost and AISC (2)	Actual cash cost and AISC relative to budgeted. Achieve budget cash cost of US$4.67/oz of payable silver, and AISC of US$14.00/oz for Target payout. Maximum payout required 10% better than budget on cash cost (i.e. $4.20/oz) and 5% better than budget on AISC (i.e. $13.30/oz, respectively). Payment of Minimum payout resulted if worse than 10% below budget on both metrics (i.e. $5.14/oz and $15.40/oz, respectively). Minimum was not achieved.	0	25	50	0
Corporate Social Responsibility	Strengthen internal management processes through the continued development of Great Panther’s Stakeholder Engagement Plan.	0	15	30	25
Subtotal for Corporate Objectives		0	100	200	100
Adjustment for Safety Factor (range of 0.5 to 1.5) (3)					1.25 (4)
Net Corporate Objectives Achievement (Target 100%; Range 0-200%)					125

Notes:

(1)	FCF is a non-GAAP measure and does not have a standardized meaning and is used as an internal measure by the Company. In general, it represents operating cash-flow less sustaining capital expenditures.
(2)	Cash cost and all-in sustaining cost (“AISC”) are also non-GAAP measures. These are defined in the Company’s most recently filed Management’s Discussion and Analysis, which also provides a reconciliation of these measures to the Company’s financial results in accordance with IFRS.
(3)	The Safety Factor of 1.25 was the result of the above expectation achievement of certain key safety criteria, including a reduction in the number of incidents and the fact that there were no severe incidents in 2017.
(4)	Not a percentage number.

The following table describes the 2017 SET objectives, as well as the final evaluation of the achievement of each SET objective. The SET objectives are additional STIP objectives that are specific to the senior executive team and do not form part of the overall corporate objectives.

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Metric	Measurement	Min. (%)	Target Weighting (%)	Max. (%)	Achievement (%)
Coricancha Project	Achievement of integration and other project milestones on time and on budget.	0	30	60	40
Corporate Development	Achievement of corporate development and other growth initiatives. Ensure that appropriate corporate resources - financial, technical and human - are applied to the growth initiative and establish performance accountabilities for those involved.	0	40	80	60
Management Succession Planning	Develop a management succession plan regarding emergency and long-term responses to a vacancy at each of the CEO, COO, CFO and VP Exploration positions.	0	30	60	35
Total for SET Objectives		0	100	200	135

The HRCC also assesses the individual performance of each Executive Officer and reviews STIP and LTIP awards of all NEOs. The STIP award levels for 2017 also included individual key objectives related to each NEO’s specific role and operational oversight within the Company. Individual objectives for 2017 included, but were not limited to:

•	Successful completion of Coricancha acquisition and integration;
•	Advancement of other acquisition and corporate development initiatives;
•	Growth in resources at the Company’s Guanajuato Mine Complex;
•	Review and update of long-term drill programs with the objective to grow resources and achieve some conversion to reserves;
•	Improvements in respect of commercial activities and processes (sales and marketing of production in the form of concentrates);
•	Implementation of a new safety plan and related programs and achievement of improvement in safety metrics;
•	Achievement of budget targets for production and cost metrics, and effective management capital plans;
•	Completion of Topia plant refurbishment and tailing handling facility projects within budget, and successfully restart operating within the planned timeline; and
•	Advancement of Coricancha technical studies and general project milestones.

The NEOs achieved the following overall (reflecting both the level of achievement on corporate objectives, SET Objectives and Individual Objectives) STIP awards:

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Position	Target STIP (% of Base Salary)	STIP (% of Target)	Actual STIP (% of Base Salary)	Actual STIP ($)
CEO	75 (1)	130	97.5	164,700 (2)
CFO	35	127	44.6	133,800
COO	35	125	43.6	169,850 (3)
VP Exploration (4)	30	121	36.2	55,300
VP Corporate Development (5)	25	102	25.6	41,200

Notes:

(1)	The former CEO, Mr. Archer, had a target STIP % of 40%.
(2)	The new CEO started on August 16, 2017. Consequently, his STIP award was pro-rated for the period between his start date and December 31, 2017.
(3)	Average annual salary of US$310,000 was used to calculate Actual STIP Award of US$130,800. The Actual STIP Award in the table above is shown in Canadian dollars using an average exchange rate of US$1.00 = $1.2986.
(4)	The VP Exploration position was filled on May 23, 2017. Consequently, the STIP award was pro-rated for the period between May 23, 2017 and December 31, 2017.
(5)	The VP Corporate Development position was filled on April 3, 2017. Consequently, the STIP award was pro-rated for the period between April 3, 2017 and December 31, 2017.

Long-term Incentive Plan

The Company’s LTIP is governed by two shareholder-approved equity-based compensation plans ‒ the Amended and Restated Stock Option Plan (the "Share Option Plan"), which was approved by Shareholders on June 9, 2016, and the Omnibus Incentive Plan (the "Omnibus Plan") which was approved by shareholders in June 8, 2017. Since the approval of the Omnibus Plan, no new awards have been granted under the Share Option Plan nor will there be in the future.

The LTIP component of compensation is intended to advance the interests of the Company by encouraging Directors, officers, employees and consultants of the Company to remain associated with the Company and by furnishing them with an additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants of options and awards of RSUs under the Omnibus Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares. The HRCC reviews management’s recommendations in respect of LTIP awards and makes its own recommendations to the Board. LTIP awards are awarded according to the specific level of responsibility of the particular executive. When new grants or awards are made, previous grants and awards are also taken into consideration to ensure that the overall grants and awards are fair in relation to those of other employees and executives and within the range of awards in similar companies in the mining industry. The number of outstanding options and RSUs is also considered by the HRCC when determining the number of options and RSUs to be granted and awarded in any particular year. Great Panther typically splits the annual LTIP award to Executive Officers and senior management into two separate awards: one at mid-year and one close to the end of year. This is done to take into account the cyclicality of metal prices throughout the year which impacts Great Panther’s share price, and therefore the values used to compute these awards. This also allows for the Board to consider the performance of the Company and individual Executive Officers and senior management at different times during the year and adjust grant levels accordingly.

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Details of the options granted to NEOs during 2017 are provided in the table below:

Position	Grant Date	Number Options Granted (#) (1) (2)	Exercise Price ($)	Grant Date Fair Value of Options ($)	Expiration Date
Former CEO (Mr. Archer)	June 9, 2017	158,000	1.63	109,977	June 9, 2022
CFO	June 9, 2017	95,000	1.63	66,126	June 9, 2022
COO	June 9, 2017	127,000	1.63	88,400	June 9, 2022
VP Exploration	June 9, 2017	92,000	1.63	64,038	June 9, 2022
VP Corporate Development	June 9, 2017	53,000	1.63	36,891	June 9, 2022

Notes:

(1)	Options granted to the former CEO, and the CFO and COO vest 1/6 each on December 9, 2017; June 9, 2018; December 9, 2018; June 9, 2019; December 9, 2019; and June 9, 2020. Options awarded to the VP Exploration and VP Corporate Development vest 1/3 on June 9, 2018; and then 1/6 each on December 9, 2018; June 9, 2019; December 9, 2019; and June 9, 2020.
(2)	The current CEO, Mr. Bannantine did not receive any option grants in 2017.

Details of the RSUs awarded to NEOs during 2017 are provided in the table below:

Position	Award Date	Number of RSUs Awarded (#) (1)	Market Value of Securities Underlying RSUs on the Date of Grant ($)	Fair Value of RSUs Awarded ($)
Former CEO (Mr. Archer)	June 9, 2017	58,300	1.65 (2)	96,195
CEO (Mr. Bannantine)	August 23, 2017	226,900	1.57 (3)	356,233
CFO	June 9, 2017	35,100	1.65 (2)	57,915
COO	June 9, 2017	46,800	1.65 (2)	77,220
VP Exploration	June 9, 2017	34,100	1.65 (2)	56,265
VP Corporate Development	June 9, 2017	19,500	1.65 (2)	32,175

Notes:

(1)	RSUs awarded to the former CEO, and to the CFO and COO vest 1/6 each on December 9, 2017; June 9, 2018; December 9, 2018; June 9, 2019; December 9, 2019 and June 9, 2020. RSUs awarded to the CEO vest 1/3 each on June 9, 2018; June 9, 2019 and June 9, 2020. RSUs awarded to the VP Exploration and to the VP Corporate Development vest 1/3 on June 9, 2018 and 1/6 each on December 9, 2018; June 9, 2019 and December 9, 2019.
(2)	Equity value of RSUs of $1.65 established using a 10-day volume weighted average share price up to and including June 1, 2017
(3)	Equity value of RSUs of $1.57 established using a 10-day volume weighted average share price up to and including July 28, 2017.

For a detailed discussion of the Share Option Plan and the Omnibus Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, supplemental benefit allowance, and retirement savings plan benefits. The supplemental benefit allowance reimburses employees, up to a maximum, for public transportation to and from work, gym memberships or other fitness activities, education or personal development not provided or paid for by the Company, and business club memberships for executives (only reimbursable at 50% and subject to a maximum). In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides Shareholder value. In addition, perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its NEOs may include a cellular telephone and commuting expenses.

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Compensation Governance

The HRCC consists of John Jennings (Chair), R.W. (Bob) Garnett, and W.J. (James) Mullin, all of whom are Independent Directors. The Board is satisfied that each member has the skills and experience to carry out the Mandate of the HRCC. The HRCC meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Practice Lead, Director and Executive Search with WATSON Advisors Inc., a leading boutique focused on corporate governance and recruiting board directors and executive talent. Previously, he was a Senior Client Partner with Korn Ferry International, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has over three decades of experience serving on boards and committees of for profit and not-for-profit organizations. Mr. Garnett has 40 years’ experience serving on boards and committees in a broad range of industries. He also holds a Chartered Professional Accountant designation and an ICD.D certification from the Institute of Corporate Directors. Mr. Garnett is a Commissioner of the Financial Institutions Commission (“FICOM”), an agency of the provincial government which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33-year career with Newmont Mining Corporation. The experience of the HRCC members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

The HRCC has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the HRCC carefully considers whether the design and structure of compensation plans and related performance criteria provide appropriate incentives without creating undue risks.

Due to the small size of the Company and the current level of the Company’s activity, the HRCC is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the HRCC during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation plan does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	Appointing an HRCC comprising only Independent Directors to oversee the executive compensation plan;
•	Retaining independent compensation advisors to provide advice on the level of compensation for executives;
•	Setting performance hurdles and milestones for determining STIP payouts;
•	The use of deferred equity compensation to encourage a focus on long-term corporate performance versus short-term results;

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•	Paying performance related incentives only when performance results are known;
•	Setting caps on incentive plans; and
•	Use of discretion in adjusting incentive payments up or down as the HRCC deems appropriate and recommends.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2013, with the cumulative total return of the TSX Composite Index and the TSX Global Mining Index, from January 1, 2013 to December 31, 2017. Total CEO Reported and Realizable Compensation are also provided for the period for comparison. Realizable Compensation is the total of salary, short-term incentive, other benefits paid in the noted year plus the current in-the-money value of vested stock option and RSU awards made in the noted year to the applicable CEO as at the Company’s closing share price for 2017.

For the years 2012 to 2016, CEO compensation presented in the graph is that of the Company’s former CEO, Mr. Archer, while the year 2017 CEO compensation presented is that of the Company’s current CEO, Mr. Bannantine.

	Jan. 1, 2013 ($)	Dec. 31, 2013 ($)	Dec. 31, 2014 ($)	Dec. 31, 2015 ($)	Dec. 31, 2016 ($)	Dec. 31, 2017 ($)
Great Panther Silver Limited	100	50	45	45	144	106
S&P/TSX Composite Index	100	113	125	115	139	151
S&P/TSX Global Mining Index	100	80	68	49	70	80

Total Shareholder Return vs CEO Compensation

$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0

	2012	2013	2014	2015	2016	2017
Total Reported Compensation	$491,802	$618,722	$824,236	$1,032,594	$1,013,943	$718,610
Total Realizable Compensation	$418,863	$711,890	$684,500	$1,956,735	$637,750	$732,224
Great Panther Silver	$100.00	$50.00	$45.45	$45.45	$144.16	$105.84
S&P/TSX Global Mining Index	$100.00	$75.12	$58.80	$35.07	$51.61	$63.36
S&P/TSX Compositie Index	$100.00	$109.55	$117.69	$104.64	$122.95	$130.37

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As discussed in the “Compensation Discussion and Analysis” section of this Information Circular, compensation for the Company’s NEOs consists of different elements. These include elements that do not directly correlate to the market price of the Company’s common shares such as base salary and the STIP which pays an award based on the achievement of specific corporate and individual objectives. The Company’s share price is heavily influenced by the price of silver which has seen significant fluctuation in recent years and, in particular, significant declines in 2012 through 2015. In 2015, there were no increases in base salaries for NEOs (including the former CEO) as a result of continued declines in silver and gold prices which, in turn, caused significant declines in share prices across the industry. Despite significant declines in metal prices, the Company achieved a 30% increase in production, a 38% decrease in all-in sustaining costs, and exceeded its operational goals and plans. As a result, STIP and LTIP awards were higher than target for that year. 2015 option awards were made at lower share prices (under $1.00 and due to the noted significant declines in metal prices), which has resulted in the high Realizable Compensation for 2015 as these awards measured the higher closing 2017 Great Panther share price for the purposes of determining Realizable Compensation. In 2016, there was a significant increase in the Company’s share price, however, under-achievement of STIP corporate objectives resulted in the decrease in STIP payments, and equity-based awards increased in value mainly due to the timing of the awards. On a “realizable basis”, 2016 stock option awards are currently “out-of-the-money” and would provide no value to the former CEO as of December 31, 2017. During 2017, the Company’s share price was negatively affected by a decline in the silver price and a rebalancing of a major exchange traded fund. Despite this, there was strong achievement of STIP corporate objectives which increased non-equity short-term incentive plan compensation. The Company introduced RSUs to the pay mix in 2017 to aid in the attraction, motivation and retention of key employees such as the current CEO. RSUs will act in tandem with stock option grants to align pay with the share price performance of the Company and are considered an additional vehicle to help align pay with performance over the long run. In 2017, the total NEO compensation increased primarily as a result of the retirement of Mr. Archer, and related retirement allowance and benefits package during the transition period, and the hiring of a Vice President of Corporate Development. Long-term incentive plan compensation decreased significantly as awards ordinarily scheduled for December 2017 were deferred.

Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the NEOs during the financial years ended December 31, 2017, 2016 and 2015:

Name and current principal position	Year	Salary ($)	Share- based awards ($) (1)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)		All other compen- sation ($) (4)	Total ($)
					Short-term incentive plans (3)	Long-term incentive plans
James M. (Jim) Bannantine, (5) President & CEO	2017	178,352	356,233	-	164,700	-	19,325 (5)	665,175
	2016	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-
Robert. A. Archer, (6) President & CEO	2017	356,250	96,195	109,977	187,100	-	815,395 (6)	1,550,488
	2016	475,000	-	376,193	139,000	-	23,750	1,013,943
	2015	457,000	-	292,559	252,350	-	12,685	1,014,594
Jim A. Zadra, CFO & Corporate Secretary	2017	300,000	57,915	66,126	133,800	-	16,485	565,638
	2016	285,000	-	224,942	78,000	-	14,250	602,192
	2015	285,000	-	196,419	132,825	-	16,582	630,826
Ali Soltani, (7) COO	2017	402,566	77,220	88,400	169,857	-	15,105	741,565
	2016	387,520	-	289,725	92,740	-	37,924	807,909
	2015	364,323	-	136,037	172,832	-	-	673,192
Matthew C. Wunder, (8) VP Exploration	2017	151,910	56,265	64,038	55,300	-	6,057	325,130
	2016	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-
Samuel Mah, (9) VP Corporate Development	2017	161,250	32,175	36,891	41,200	-	6,929	273,619
	2016	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-

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Notes:

(1)	Share-based awards represent the fair value of RSUs awarded. An equity value for RSUs of $1.57 was established using a 10-day volume weighted average share price up to and including July 28, 2017, in the case of Mr. Bannantine’s award. An equity value for RSUs of $1.65 established using a 10-day volume weighted average share price up to and including June 1, 2017 for all other RSUs granted in 2017.
(2)	Option-based awards are valued using the Black-Scholes stock option valuation methodology, consistent with the values used in the Company’s financial statements. The June 9, 2017 grants were valued using the following assumptions: exercise price of $2.19; risk free rate of return of 0.51%; volatility estimate of 73%; expected life (years) of 2.6; dividend rate of nil; per option value of $0.98. The December 28, 2016 grants were valued using the following assumptions: exercise price of $2.16; risk free rate of return of 0.84%; volatility estimate of 71%; expected life (years) of 2.7; dividend rate of nil; per option value of $0.96. The June 5, 2015 grants were valued using the following assumptions: exercise price of $0.65; risk free rate of return of 0.63%; volatility estimate of 68%; expected life (years) of 2.0; dividend rate of nil; per option value of $0.23. The December 11, 2015 grants were valued using the following assumptions: exercise price of $0.71; risk free rate of return of 0.48%; volatility estimate of 59%; expected life (years) of 2.0; dividend rate of nil; per option value of $0.24.
(3)	The 2017 STIP was paid in 2018; the 2016 STIP was paid in 2017, and the 2015 STIP was paid in 2016.
(4)	Other compensation consists substantially of retirement plan benefits.
(5)	Mr. Bannantine was appointed President and CEO of the Company on August 16, 2017. His annual base salary is $475,000. The amount shown in “other compensation” includes relocation allowances.
(6)	Mr. Archer ceased to be President and CEO of the Company on August 15, 2017 but remained in an advisory and transitional role until September 30, 2017. His annual base salary was $475,000 until September 30, 2017. The amount shown in "other compensation" includes $742,500 of retirement allowance and benefits package.
(7)	Mr. Soltani’s base salary is US$310,000 and is paid in US dollars. For the purposes of this disclosure, it has been converted to Canadian dollars at an average exchange rate of US$1.00 = $1.2986 for 2017; US$1.00 = $1.3249 for 2016; and US$1.00 = $1.2783 for 2015.
(8)	Mr. Wunder was appointed VP Exploration on May 23, 2017. His annual base salary is $250,000.
(9)	Mr. Mah was appointed VP Corporate Development on April 3, 2017. His annual base salary is $215,000.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2017, for each NEO:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (3)
Robert A. Archer	430,000 759,000 356,000 158,000 (2) 244,000 144,000 158,000	1.31 0.65 0.71 0.71 2.19 2.16 1.63	27-Jun-19 05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21 09- Jun -22	137,600 743,820 327,520 145,360 Nil Nil Nil	48,583	79,190	15,839
James M. (Jim) Bannantine	Nil	Nil	Nil	Nil	226,900	356,233	Nil
Jim A. Zadra	261,000 561,000 214,000 82,000 (2) 146,000 86,000 95,000	1.31 0.65 0.71 0.71 2.19 2.16 1.63	27-Jun-19 05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21 09-Jun-22	83,520 549,780 196,880 75,440 Nil Nil Nil	29,250	47,678	9,535

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (3)
Ali Soltani	250,000 200,000 278,000 107,000 (2) 179,000 120,000 127,000	0.86 0.65 0.71 0.71 2.19 2.16 1.63	04-Nov-19 05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21 09- Jun -22	192,500 196,000 255,760 98,440 Nil Nil Nil	39,000	63,570	12,714
Matthew C. Wunder	92,000	1.63	09- Jun -22	Nil	34,100	54,219	Nil
Samuel Mah	53,000	1.63	09- Jun -22	Nil	19,500	31,005	Nil

Notes:

(1)	The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2017, which was $1.63 per share.
(2)	On December 11, 2015, the NEOs that were with the Company on that date were granted options in consideration of a reduction in their 2015 STIP payment. These options vested immediately on the date of grant.
(3)	These represent the value of RSUs which had vested prior to, but had not been paid out as of, December 31, 2017. These RSUs were paid out subsequent to year end, on February 2, 2018.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2017 for each NEO:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($)	Non-equity incentive plan compensation: Value earned during the year ($)
Robert A. Archer	287,208	13,847	187,100
James M. (Jim) Bannantine	Nil	Nil	164,700
Jim A. Zadra	213,477	8,336	133,800
Ali Soltani	128,566	11,115	169,857
Matthew C. Wunder	Nil	Nil	55,300
Samuel Mah	Nil	Nil	41,200

Note:

(1)	This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on their vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.

See the “Securities Authorized under Equity Compensation Plans” section of this Information Circular for further information on the Company’s Share Option Plan and the Omnibus Plan.

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Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following, or in connection with, retirement.

Retirement Plan Benefits

The NEOs are eligible to participate in the Company’s matching retirement benefits plan, which was implemented on January 1, 2012 and is available to all of the Company’s Canadian resident employees. A similar savings plan program is offered to the Company’s employees in Mexico. The Company pays contributions to a Deferred Profit Sharing Plan or Registered Retirement Savings Plan (each as defined by the Income Tax Act Canada) to a maximum of 5% of the employee’s salary, or such maximum as provided under the applicable tax regulations. The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company-paid contributions totaling $55,840 in 2017.

Termination and Change in Control Provisions

The Company has entered into employment agreements with each of the NEOs under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance. Following are the significant terms of each of the Company’s NEOs’ employment agreements:

Employment Agreement - Robert A. Archer

The Company entered into an employment agreement with Mr. Archer effective January 1, 2015. Following an announcement by the Company in April of 2017 of a plan for Mr. Archer to step down as President and CEO, and for the Company to commence a search for a successor, Mr. Archer ceased to be the President and Chief Executive Officer of the Company on August 15, 2017 following the appointment of Mr. Bannantine as his successor. Following this, the Company and Mr. Archer entered into an Employment Transition Agreement (the “Transition Agreement”) under which he provided transitionary services and his employment ended effective September 30, 2017. Under the terms of the Transition Agreement, Mr. Archer was paid a retirement allowance and benefits package equal to eighteen months of salary less statutory payroll deductions. He also received his STIP award for 2017 at seventy-five percent of what would otherwise have been calculated had his employment continued and the continuation of certain health and retirement benefits for a period of eighteen months. The Transition Agreement also provided for the continued vesting of his stock options and share-based awards received by way of his employment until the earlier of eighteen months or his ceasing to be an Eligible Person or Eligible Participant (as defined respectively under the Share Option Plan and Omnibus Plan).

Employment Agreement - James M. (Jim) Bannantine

The Company entered into an Employment Agreement with Mr. Bannantine effective August 16, 2017 (the “Bannantine Agreement”) for the role of President and Chief Executive Officer of the Company.

Under the Bannantine Agreement, the Company may terminate Mr. Bannantine’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Bannantine’s employment without cause, and without further obligation, by providing notice, or cash payment in lieu of notice equal to the greater of eighteen months’ salary or twelve months’ salary plus the average of any performance STIP awarded in the previous two year period, provided that such payment does not exceed the equivalent of twenty-four months’ salary, or a combination of notice and payment, as determined by the Company.

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In the event of a change of control of the Company, Mr. Bannantine is entitled to receive from the Company a payment equivalent to the termination without cause payment described above plus six months’ salary, provided that such payment does not exceed the equivalent of twenty-four months’ salary.

Employment Agreement - Jim A. Zadra

The Company entered into an Employment Agreement with Mr. Zadra effective July 18, 2012 (the “Zadra Agreement”), which superseded any previous employment agreements with the Company, and an Amending Agreement dated August 1, 2013 (collectively the “Zadra Agreements”). Mr. Zadra is engaged as the Chief Financial Officer and Corporate Secretary of the Company.

Under the Zadra Agreements, the Company may terminate Mr. Zadra’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Zadra’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 18 months’ salary and two years’ STIP payments. The STIP payment is to be calculated as the average of any STIP payments awarded in the previous two-year period, and the equivalent of two years of other compensation, if any.

In the event of a change of control of the Company, Mr. Zadra is entitled to receive from the Company a payment equal to two times his annual salary, STIP payment and other compensation, if any. The STIP payment is calculated at two times the average of any STIP payments awarded in the previous two-year period.

Employment Agreement - Ali Soltani

The Company entered into an employment agreement with Mr. Soltani on September 1, 2014 (the “Soltani Agreement”) and has been employed as the Chief Operating Officer of the Company since that time.

Under the terms of the Soltani Agreement, the Company may terminate Mr. Soltani’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Soltani’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice or a combination of both, paying a termination amount of six months’ salary or notice, plus three months’ salary for each additional year of employment, up to a maximum of eighteen months’ salary (the “Soltani Termination Amount”).

In the event of a termination associated with a change of control of the Company, Mr. Soltani is entitled to receive from the Company a payment equal to the Soltani Termination Amount plus additional six months’ salary.

Employment Agreement - Matthew C. Wunder

The Company entered into an employment agreement with Mr. Wunder on May 15, 2017 (the “Wunder Agreement) for the position of Vice President, Exploration.

Under the terms of the Wunder Agreement, the Company may terminate Mr. Wunder’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Wunder’s employment without cause, and without further obligation, by providing a termination amount of (i) one month's wages or notice; (ii) after twelve months of employment, six month's wages or notice, plus one month's wages or notice for each additional year of employment, up to a maximum of eighteen months' wages or notice (the “Wunder Termination Amount”).

In the event of a termination associated with a change of control of the Company, Mr. Wunder is entitled to receive from the Company a payment equal to the Wunder Termination Amount plus an additional six months’ salary, capped at a maximum of eighteen month's salary.

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Employment Agreement - Samuel Mah

The Company entered into an employment agreement with Mr. Mah on March 23, 2017 (the “Mah Agreement”) for the position of Vice President, Corporate Development of the Company.

Under the terms of the Mah Agreement, the Company may terminate Mr. Mah’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Mah’s employment without cause, and without further obligation, by providing a termination amount of (i) one month's wages or notice; (ii) after twelve months of employment, one month's wages or notice, plus one month's wages or notice for each additional year of employment, up to a maximum of twelve months' wages or notice (the “Mah Termination Amount”).

In the event of a termination associated with a change of control of the Company, Mr. Mah is entitled to receive from the Company a payment equal to the Mah Termination Amount plus an additional six months’ salary, capped at a maximum of eighteen month's salary.

Incremental Payments

The Company does not have any pre-established accelerated vesting of share-based compensation that would be applicable on (i) termination without cause or (ii) termination without cause or resignation within twelve months following a change of control. Accelerated vesting would be considered on a case-by-case basis and more likely in the case of a change of control to facilitate and encourage a transaction in the best interests of Shareholders.

Following the employment agreements terms of Messrs. Bannantine, Zadra, Soltani, Wunder and Mah, if an event of termination without cause occurred on December 31, 2017, they would each be entitled to the following:

NEO	Element	Estimated Incremental Payment - Termination without Cause ($)	Estimated Incremental Payment - Termination without Cause on a Change of Control ($)
James M. (Jim) Bannantine President & CEO	Salary	712,000	950,000
Jim A. Zadra CFO & Corporate Secretary	Salary	450,000	600,000
	Annual Performance-Based Cash Incentive	211,800	211,800
	Benefits (1)	41,020	41,020
Ali Soltani (2) Chief Operating Officer	Salary	486,119	680,566
Matthew C. Wunder VP Exploration	Salary	20,833	145,833
Samuel Mah VP Corporate Development	Salary	17,917	125,417

Notes:

(1)	Mr. Zadra would be entitled to two years’ benefits. The annual benefits amount consists of $15,000 in retirement plan benefits and $5,510 in other benefits.
(2)	Mr. Soltani is paid in US dollars. These amounts are expressed in Canadian dollars as at December 29, 2017 at an exchange rate of US$1.00=$1.2545.

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Director Compensation

During 2017, Independent Directors were compensated as follows:

Fee Type	Amount ($)
Board Chair annual retainer	45,000
Board Member annual retainer	45,000
Audit Committee Chair annual retainer	15,000
Audit Committee Member annual retainer	7,500
HRCC Chair annual retainer	10,000
HRCC Member annual retainer	5,000
SHEC/ NCGC Chair annual retainer	6,000
SHEC/ NCGC Member annual retainer	3,000
Special Succession and Transition Committee Chair retainer (1)	15,000
Special Succession and Transition Committee Member retainer (2)	7,500
Per diem allowance for travel within British Columbia	500
Per diem allowance for travel outside of British Columbia	1,000

Notes:

(1)	Mr. Jennings was appointed chair of the Special Succession and Transition Committee on April 12, 2017.
(2)	Messrs. Garnett and Mullin were appointed members of the Special Succession and Transition Committee on April 12, 2017.

In 2017, the Board adopted a policy of awarding equity-based compensation only in the form of DSU awards to non-executive Directors to align Director compensation with preferred practices. The following provides the DSUs awarded to Directors in 2017.

Name	Award Date	Number of DSUs Awarded (#) (1)	Market Value of Securities Underlying DSUs on the Date of Grant ($)	Fair Value of DSUs Awarded ($)
R.W. (Bob) Garnett (1)	June 8, 2017	24,700	1.65	40,755
Robert A. Archer (2)	June 8, 2017	Nil	Nil	Nil
Kenneth W. Major	June 8, 2017	12,400	1.65	20,460
John Jennings	June 8, 2017	12,400	1.65	20,460
W.J. (James) Mullin	June 8, 2017	12,400	1.65	20,460
Elise Rees (3)	June 8, 2017	27,300	1.65	45,045
Jeffrey R. Mason (4)	June 8, 2017	Nil	Nil	Nil

Notes:

(1)	As Chair of the Board, Mr. Garnett receives a larger DSU grant than other Directors.
(2)	Prior to his retirement as CEO of the Company in September 2017, Mr. Archer was not eligible for DSU awards as he served as both an Executive Officer and Director of the Company.
(3)	Includes DSUs granted to Ms. Rees as a sign-on grant for her appointment as a Director during 2017.
(4)	Mr. Mason ceased to be a Director of the Company on June 8, 2017.

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The compensation earned by Directors of the Company’s most recently completed financial year of December 31, 2017, is as follows:

Name	Fees earned ($)	Share- based awards (1) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($) (2)	Total ($)
R.W. (Bob) Garnett	109,250	40,755	Nil	Nil	Nil	3,884	153,889
Robert A. Archer (3)	11,775	Nil	Nil	Nil	Nil	1,596	13,371
Kenneth W. Major	54,000	20,460	Nil	Nil	Nil	Nil	74,460
John Jennings	71,500	20,460	Nil	Nil	Nil	Nil	91,960
W.J. (James) Mullin	62,750	20,460	Nil	Nil	Nil	Nil	83,210
Elise Rees (4)	30,917	45,045	Nil	Nil	Nil	Nil	75,962
Jeffrey R. Mason (5)	31,500	Nil	Nil	Nil	Nil	Nil	31,500

Notes:

(1)	Consists of Deferred Share Units which had an equity value of $1.65 each, established using a 10-day volume weighted average share price up to and including June 1, 2017. The DSU’s vest upon grant but are not settled until a Director ceases to be a Director of the Company.
(2)	Payment of benefits which consist of extended health, dental, and life and disability insurance premiums.
(3)	Mr. Archer’s compensation contained here refers solely to his duties as Director of the Company, after October 1, 2017.
(4)	Ms. Rees was appointed a Director effective April 12, 2017 and Chair of the Audit Committee effective June 8, 2017.
(5)	Mr. Mason ceased to be a Director of the Company on June 8, 2017. He currently serves as an advisor to the Company and the Board.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding for the Directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2017:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
R.W. (Bob) Garnett	38,000 66,250 45,000 62,000 30,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	12,160 64,925 41,400 Nil Nil	Nil	Nil	40,261

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
Kenneth Major (3)	29,333 62,500 33,333 29,000 15,000 2,500	1.31 0.65 0.71 2.19 2.16 1.63	20-Aug-18 20-Aug-18 20-Aug-18 20-Aug-18 20-Aug-18 20-Jan-19	9,386 61,250 30,666 Nil Nil Nil	Nil	Nil	20,212
John Jennings	29,333 62,500 33,333 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	9,386 61,250 30,666 Nil Nil	Nil	Nil	20,212
W.J. (James) Mullin	88,000 125,000 50,000 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	28,160 122,500 46,000 Nil Nil	Nil	Nil	20,212
Elise Rees	Nil	n/a	n/a	n/a	Nil	Nil	44,499
Jeffrey R. Mason (4)	58,667 62,500 33,333 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	18,773 61,250 30,666 Nil Nil	Nil	Nil	Nil

Notes:

(1)	The value of unexercised “in-the-money” options at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2017. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2017, which was $1.63 per share.
(2)	The market or pay-out value of vested share-based awards not paid out or distributed was calculated using the market value of the underlying Common Shares on the TSX on December 31, 2017. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2017, which was $1.63 per share.
(3)	Mr. Major’s options which were vested at the time of his passing on February 21, 2018, will expire 180 days after this date in accordance with the terms of the Share Option Plan and Omnibus Plan.
(4)	Mr. Mason ceased to be Director of the Company on June 8, 2017. He currently serves as an advisor to the Company and the Board.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2017, for Directors who are not NEOs of the Company:

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Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($)	Non-equity incentive plan compensation: Value earned during the year ($)
R.W. (Bob) Garnett	169,734	39,273	Nil
Kenneth Major	107,314	19,716	Nil
John Jennings	107,314	19,716	Nil
W.J. (James) Mullin	107,314	19,716	Nil
Elise Rees	Nil	43,407	Nil
Jeffrey R. Mason (2)	145,742	Nil	Nil

Notes:

(1)	The value vested during the year represents the aggregate dollar value that would have been realized if a Director had exercised each of his or her awards that vested in 2017 on the date of such vesting.
(2)	Mr. Mason ceased to be a Director of the Company on June 8, 2017.

Stock Option Overhang, Dilution and Burn Rates

The Company provides the following disclosure required under Section 613 of the TSX Company Manual.

	2017		2016		2015
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang	15,393,675	8.25 (1)	13,654,771	7.37 (1)	14,159,594	9.15 (1)
Dilution	8,802,981	4.72 (2)	9,049,151	4.88 (2)	12,976,052	8.39 (2)
Burn Rate	1,666,800	0.97 (3)	2,037,900	1.32 (3)	6,119,000	4.34 (3)

Notes:

(1)	The total number of Common Shares reserved for issuance to employees, less the number of options redeemed, and RSUs and DSUs settled, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year on a diluted basis.
(2)	The total number of options, RSUs and DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year on a diluted basis.
(3)	The number of options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year on a diluted basis.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has two equity compensation plans currently in place: (i) the amended and restated Share Option Plan which was approved by Shareholders on June 9, 2016; and (ii) the Omnibus Plan, which was approved by the Shareholders on June 8, 2017. All equity awards since the approval of the Omnibus Plan have been made under that plan and it will continue to be the basis for future awards. The Share Option Plan governs currently outstanding options granted under this plan in the past and these will continue to be governed by its terms until the earlier of their exercise or expiry. All capitalized terms in this section have the meaning assigned to them in their respective plans unless otherwise specified herein.

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Share Option Plan

The Share Option Plan was established to advance the interests of the Company by (i) promoting a proprietary interest among Eligible Persons (defined below) in the success of the Company and its Related Entities; (ii) attracting and retaining qualified Directors, officers, employees and consultants which the Company and its Related Entities require; (iii) providing Eligible Persons with additional incentive and encouraging share ownership by such Eligible Persons. The Share Option Plan is administered by the Board and provided for the grant of options to Directors, officers, employees or consultants of the Company or a subsidiary of the Company (up until the approval Omnibus Plan). The Share Option Plan provides that the number of Common Shares reserved for issue from time to time under the Share Option Plan will not exceed 10% of the total number of issued and outstanding Common Shares. The Company decided not to grant any new options under the Share Option Plan following the adoption of the Omnibus Plan.

Eligible Persons. “Eligible Persons” are defined as any Director, officer, employee or consultant of the Company or a related entity of the Company.

Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance under the Share Option Plan, less the number of Common Shares reserved for issuance under grants and awards under any other Share Compensation Arrangement adopted by the Company until that date. Upon approval of the Omnibus Plan by the Shareholders in June 2017, the Company decided not to issue any further equity under the Share Option Plan and, therefore, as of April 17, 2018, options to purchase an aggregate of 8,142,814 Common Shares (net of cancelled options), representing approximately 4.9% of the issued and outstanding Common Shares, were outstanding under the Share Option Plan. Options to purchase an aggregate of 8,634,039 Common Shares, representing approximately 5.1% of the issued and outstanding Common Shares, remained available for issuance under the Share Option Plan.

Limits with Respect to Issue of Shares. The maximum number of Common Shares that may be (i) reserved for issuance to insiders as a group under the Share Option Plan, together with any Common Shares reserved for issuance to insiders under any other share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant; (ii) issued to insiders as a group under the Share Option Plan and any other share compensation arrangement within a one year period shall not exceed 10% of the outstanding Common Shares, and to any one insider shall not exceed 5% of the outstanding Common Shares; and (iii) reserved for issue to any one person shall not exceed 5% of the outstanding Common Shares at the time of the determination. The total annual grant to any one Non-Employee Director shall not exceed a grant value of $100,000 (based upon a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board).

Exercise Price. The Board will establish the exercise price of the options at the time the options are granted provided that such price shall not be less than the closing price of the Common Shares on the TSX on the last business day immediately preceding the date of grant of the options. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive days preceding the date of grant.

Vesting. Pursuant to the terms of the Share Option Plan, the vesting of options is set at the discretion of the Board. The Share Option Plan provides that, in the event of a change of control of the Company, all outstanding options will immediately vest. Under the Share Option Plan, change of control of the Company occurs upon any one or more of the following events: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any related entity of the Company and another entity, as a result of which holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition of assets, rights or properties of the Company and/or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights or properties of the Company and its subsidiaries; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Company; (iv) any person, entity or group of persons or entities acting jointly or in concert acquires or acquires control (including, without limitation, the right to vote or direct the voting) 40% or more of the voting shares of the Company; (v) as a result of, or in connection, with (a) a contested election of Directors, or (b) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its related entities and another entity, the nominees named in the most recent management information circular of the Company for election to the Board do not constitute a majority of the Board; or (vi) the Board adopts a resolution to effect a change of control, as described above.

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Term of Options. Options granted under the Share Option Plan will have a maximum term of 10 years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

Termination of Exercise Right. If a participant ceases to be an Eligible Person other than by death, each option will cease to be exercisable ninety days after the termination date of the participant. In the event of a participant’s death, any vested option held by the participant at the date of death will be exercisable by the participant’s lawful representatives, heirs or executors until the earlier of six months after the date of death and the date of expiration of the term otherwise applicable to such option.

No Assignment. Subject to the provisions of the Share Option Plan, all options will be exercisable only by the participant to whom they are granted and will not be assignable or transferable.

Cashless Exercise. Participants may, subject to the determination of the Board, when entitled to exercise an option, terminate the option and, in lieu of exercise, receive a number of Common Shares that have a total value when multiplied by the closing price of the Common Shares on the day immediately prior to exercise equal to the product of that number of Common Shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise and the option exercise price.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Share Option Plan:

(a)	increase the maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Share Option Plan;
(b)	alter or impair any existing options granted to a participant without the consent of the participant;
(c)	materially increase the benefits under the Share Option Plan;
(d)	amend the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the Share Option Plan to permit the introduction or re-introduction of Non-Employee Directors on a discretionary basis or amend the Share Option Plan to increase limits previously imposed on Non-Employee Director participation;
(e)	amend the Share Option Plan to permit options granted under the Share Option Plan to be transferrable or assignable other than as set forth in Section 4.6 of the Share Option Plan and for normal estate settlement purposes;
(f)	amend the exercise price of any option issued under the Share Option Plan where such amendment reduces the exercise price of such option;
(g)	extend the term of any option issued under the Share Option Plan beyond the original expiry date; or
(h)	amend Subsection 3.7(a) of the Share Option Plan.

Amendments Requiring Disinterested Shareholder Approval. In addition to the amendments that require shareholder approval described above, the following amendments are subject to a vote of Shareholders who are not insiders of the Company:

(a)	a decrease in the exercise price of an option granted to an insider;
(b)	the extension of the term of an option granted to an insider; and

47

(c)	if the Share Option Plan could result in the grant to insiders during any twelve-month period of a number of options exceeding 10% of the outstanding issued shares.

Amendments Without Shareholder Approval. The Share Option Plan may be amended without shareholder approval for the following:

(a)	Including or changing vesting provisions in the Share Option Plan;
(b)	Changing the termination provisions in the Share Option Plan which do not entail an extension beyond the original expiry date; and
(c)	Adding a cashless exercise feature, payable in cash or securities.

General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval the Share Option Plan provides that the Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), except that the Board may not undertake any such action unless it first obtains the consent of the affected participant.

Omnibus Plan

The Omnibus Plan was established to attract and retain key talent who are necessary or essential to Great Panther’s success, image, reputation or activities. It also allows Great Panther to reward key talent for their performance and for greater alignment of their interests with those of Great Panther’s Shareholders.

Eligible Participants. “Eligible Participants” are defined as any employee, Executive Officer, Director, or consultant of the Company or any of its subsidiaries is an “Eligible Participant” and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that consultants are not eligible to receive Deferred Share Units.

Award Types. Under the Omnibus Plan the Company may issue options, RSUs, Performance-Based RSUs and DSUs, each an “Award”. For the purposes of share counting, each common share subject to a RSU or DSU award is counted as reserving two common shares, and each common share subject to an option is counted as reserving one common share.

Number of Shares Issuable. The maximum number of common shares of the Company available for issuance under the Omnibus Plan will not exceed 10% of the Company’s issued and outstanding common shares, less the number of common shares subject to grants of options under the Share Option Plan and any other Share Compensation Arrangement adopted by the Company, as defined in the Omnibus Plan. As of April 17, 2018, the Company had 8,179,698 options outstanding under the Share Option Plan and the Omnibus Plan, combined, and a further 1,601,834 common shares had been reserved for issuance under the Omnibus Plan pursuant to the issuance of 139,400 DSUs and 661,517 RSUs (counting RSUs and DSUs as two common shares for every one RSU or DSU granted under the Omnibus Plan for reserve purposes), for an aggregate of 9,781,532 common shares. Accordingly, the Company has 7,086,710 common shares available for issuance under the Omnibus Plan.

Limits with Respect to Issue of Grants. The Omnibus Plan provides the following limitations: (i) that the maximum number of common shares that may be issuable to Eligible Participants who are Insiders, at any time, under the Omnibus Plan, together with shares reserved under any other proposed or established share compensation agreement cannot exceed 10% of the outstanding common shares, calculated on a non-diluted basis; (ii) the maximum number of common shares that may be issued to Insiders, within any one-year period, cannot exceed 10% of the outstanding common shares, calculated on a non-diluted basis; (iii) the maximum number of common shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors, within any one-year period, cannot exceed 5% on any given year; and (iv) the annual grant of Awards to Non-Employee Directors under the Omnibus Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such similar acceptable methodology), of which no more than $100,000 may comprise option.

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Exercise Price or Settlement. The Option Price for Shares shall be determined and approved by the Board when such Option is granted and shall be no less than the Market Value of such Shares at the time of the grant. RSUs may be settled for their cash equivalent, for Shares or a combination thereof at the Board’s choice.

Vesting. Incentive Stock Options shall follow the vesting criteria assigned to them at the time of their Award. RSUs shall be vested on the date on which the Board determines if the Performance Criteria and/or other vesting conditions have been met. DSUs shall follow the vesting rules set by the Board at the time of their award.

Terms of Awards/ Restriction Periods. Options granted under the Omnibus Plan will have a maximum term of ten years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the option will be extended to ten business days after the trading restrictions are lifted. RSUs granted under the Omnibus Plan shall have a restriction period determined by the Board but in all cases, it shall end no later than December 31 of the calendar year which is three years after the calendar year in which the performance of services for which such RSUs were granted occurred. DSUs granted under the Omnibus Plan that are unvested as of the filing date, which will be no later than December 15 of the calendar year when the Eligible Participant filed a Notice of Settlement, due to non-satisfaction of a vesting condition, at the discretion of the Board, or have been waived, shall terminate.

Termination of Exercise Right. Exercise rights under the Omnibus Plan award will terminate, unless otherwise determined by the Board, if an Eligible Participant: (i) voluntarily resigns in which case any unvested Awards are immediately forfeited and any vested Awards remain exercisable for ninety days following the termination date or the expiry date of the Award, whichever happens earlier; (ii) is terminated for cause, all vested and unvested options are immediately terminated and all full value Awards are immediately forfeited on the termination date; (iii) is terminated without cause any vested options will remain exercisable for ninety days, any unvested options terminate immediately, all RSUs remain outstanding until their vesting determination date and unvested DSUs are terminated as of the termination date; (iv) retires or is terminated due to disability, all full value Awards continue to vest as if a termination not for cause had occurred and any vested options remain exercisable until the earlier of ninety days following its vesting date or its expiry date; (v) is terminated due to death, all full value Awards continue to vest as if a termination not for cause had occurred and vested options remain exercisable until the earlier of six months following the termination date and the expiry date of the option; and (vi) is terminated due to a change of control in the Company, immediately or during a period of twelve months immediately following such event, all unvested Awards shall be considered immediately vested and any vested options remain exercisable until the earlier of ninety days following the termination date or the expiry date of the option.

No Assignment. No Award or other benefit payable under the Omnibus Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

Cashless Exercise. The Board may, in its discretion and at any time, determine to grant an Eligible Participant the alternative of cashless exercise right, whereby the Eligible Participant shall receive without payment of any cash (other than to settle taxes) that number of Shares subject to the option under the Omnibus Plan multiplied by the difference between the Market Price on the day immediately prior to the exercise of the cashless exercise right and the Option Price.

Amendments Requiring Shareholder Approval. The Board shall seek shareholder approval to: (i) any increases to the maximum number of Shares issuable under the Omnibus Plan, except for adjustments made purely to maintain the economic rights of the Eligible Participant; (ii) any reduction in the exercise price of an option, its cancellation or replacement by an option of lower exercise price; (iii) any extension to expiry dates of an Award or to the restriction period of any RSU beyond their original expiry or restriction dates; (iv) any amendment which increases the maximum number of shares that may be issuable to Insiders at any time or any other proposed or established share compensation arrangement in a one-year period, except for adjustments made purely to maintain the economic rights of the Insider; (v) any amendment to the number of Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period; (vi) any amendment to the limits on Awards to Non-Employee Directors; (vii) any amendment to the number of Shares that may be made issuable pursuant to the grant of Incentive Stock Options; (viii) any amendment to the definition of an Eligible Participant under the Omnibus Plan; and (ix) any amendment to the amendment provisions of the Omnibus Plan.

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Amendments Without Shareholder Approval. The Board may suspend, terminate, amend or review the Omnibus Plan without consent of shareholders or Eligible Participants if such changes: (i) do not adversely alter or impair right of any Eligible Participant without consent, except as permitted in the Omnibus Plan; (ii) are in compliance with applicable law and/or required by the TSX or any other regulatory body having authority over the Company; or (iii) are made to vesting or assignability provisions, have an effect on termination provisions, accelerate exercise dates, are made solely to clarify the meaning of an existing provision or correct an inconsistency, amend provisions regarding the administration of the Omnibus Plan, allow the settlement of Awards with shares not issued from treasury or adopt a claw-back provision.

Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2017, in relation to the Company’s Share Option Plan and Omnibus Plan, being the compensation plans under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (1)
Equity compensation plans approved by securityholders	8,237,181	$1.22	7,469,448
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	8,237,181	$1.22	7,469,448

Note:

(1)	A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance in aggregate under the Share Option Plan and the Omnibus Plan. As at December 31, 2017, the maximum number of Common Shares reserved for issuance under the Share Option Plan and the Omnibus Plan, in aggregate, was 16,838,229 Common Shares (being 10% of the 168,382,288 Common Shares then issued and outstanding).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Executive Officers, Directors or employees, or former Executive Officers, Directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2017, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed Director of the Company, or any associate or affiliate of any informed person or proposed Director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

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The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2017, can be found on SEDAR at www.sedar.com. Copies are available upon request from the Company’s Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number +1 604 608 1766, toll free: +1 888 355 1766, fax number +1 604 608 1768, or email info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2017, which will be placed before Shareholders at the Meeting.

As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders of Great Panther have been approved by the Board.

DATED at Vancouver, British Columbia on April 23, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett

Chair of the Board and Director

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APPENDIX A

GREAT PANTHER SILVER LIMITED
(the "Company")

BOARD MANDATE

Article 1.   Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each director in letter and spirit. Each director will execute his/her duties as a member of the Board in accordance with the terms contained in this Mandate.

Article 2.   Composition and Functioning of the Board

(a)	Composition of the Board

The Board will be composed of a majority of independent directors.

(b)	Independent Directors

"Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. "Independent Director" means a person other than an executive officer or employee of the Company. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

No director qualifies as independent unless the issuer's Board affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a)	a director who is, or during the past three years was, employed by the Company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);
(b)	a director who accepted or has an immediate family member who accepted any compensation from the Company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,
(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the Company,

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(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;
(c)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;
(d)	a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;
(e)	a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;
(f)	a director who is, or has an immediate family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years; or
(g)	a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).
(c)	Establishment of Board Agenda

The Board Chair will establish an agenda for each Board meeting. Each director is encouraged to suggest items of business for the agenda. The Chair will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(d)	Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide directors with materials relating to agenda items and presentations one week in advance of Board meetings.

(e)	Meetings of Independent Directors

Meetings of the Independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the Independent Directors may be held as need requires or circumstances dictate. In any event, the Independent Directors will meet at least twice annually without non-independent directors or other members of management present.

(f)	Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chair or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(g)	Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(h)	Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

(i)	Evaluating Board Performance

Each year the Board will conduct annual self assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case may be. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

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Article 3.   Functioning of Committees

(a)	Committee Structure

The Board will have the following standing committees: the Audit Committee, the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee and the Safety, Health and Environment Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing committee as provided in the Articles or By-Laws of the Company. Each committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)	Committee Performance Review

The Board Chair and the Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.   Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;
(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;
(c)	develop and maintain familiarity with the officers and senior management of the Company;
(d)	attend Board and, if applicable, committee meetings regularly;
(e)	read advance materials prior to Board or committee meetings;
(f)	participate fully and actively in the discussions of the Board and any committee to which the individual belongs;
(g)	if absent from a meeting, keep up-to-date on discussions missed;
(h)	devote the necessary time and attention to Company issues in order to make informed decisions;
(i)	participate as needed on Board committees;
(j)	remain knowledgeable of the written mandate of the Board and the charter of the committee or committees of which the director is a member; and
(k)	participate in continuing director education.

Article 5.   The Board Chair and the Chief Executive Officer

The Board Chair and the CEO are two separate positions. While both positions may be held by the same person, it is desirable that they be separate.

The Board Chair will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of time as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the directors through open and honest communication at all times.

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The performance of the CEO will be evaluated on an annual basis by the Human Resources and Compensation Committee based on written objective criteria established by the Human Resources and Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board’s Human Resources and Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6.   Position Descriptions

The Board will develop clear position descriptions for the Board Chair, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Human Resources and Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7.   Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8.   Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company’s Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the CEO and other Executive Officers conduct themselves with integrity and create a culture of integrity throughout the Company. The Board, in consultation with the Nominating and Corporate Governance Committee will develop and annually re-evaluate the Company’s approach to corporate governance.

Article 9.   Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;
(b)	an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

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(c)	an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition, the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and
(d)	consideration whether there is room for improvement of the present strategic position.

Article 10.   Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the Company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11.   Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12.   Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition, the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation. The Board will establish a Disclosure Committee responsible for overseeing the Company’s disclosure practices, and ensuring that all communications with shareholders and information disseminated by the Company adheres to the Company’s Disclosure Policy.

Article 13.   Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;
(b)	internal controls relating to accounting, controlling and finance; and
(c)	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14. Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Board Chair.

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Article 15.   Majority Voting Policy

(a)	Majority Voting

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an “Affected Director”) shall submit to the chair of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the Independent Directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the Independent Directors including, if applicable, the reasons for rejecting an Affected Director’s resignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the Independent Directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected Independent Directors shall consider the resignation and make the determination.

If the Independent Directors accept the resignation of the Affected Director, they may (subject to applicable law):

(a)	leave the vacancy unfilled until the next annual meeting of the Company;
(b)	fill the vacancy through the appointment of a new director (other than the Affected Director); or
(c)	call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(b)	Disclosure of Detailed Voting Results

Promptly after a shareholders’ meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by shareholders.

Article 16.   Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchange rules.

Last reviewed and approved by the Board on October 29, 2017.

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